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stemless

THE DISCLAIMER

This presentation contains offering materials prepared solely by Stemless without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE CANNABIS MARKET

RECREATIONAL DISPENSARIES



378	479	473	1200
OREGON	WASHINGTON	COLORADO	CALIFORNIA



- Adult Use & Medical
- CBD Only
- Medical
- No Laws

*CBD = Cannabinoid non-THC products

Seven states already permit recreational marijuana use, with more voting on rule changes every year. The opportunity for expansion is significant.

WHEN CA'S REC PROGRAM BEGINS, THERE WILL BE 2,500+ REC STORES IN THE US







The Problem

Purchasing Cannabis Today is Antiquated

Most stores only transact with buyers face-to-face, despite purchasing moving online in other industries

Typical e-commerce solutions can't work in the cannabis industry due to state and local restrictions

Stores need customer purchasing habits, trend data, and reporting to be captured effortlessly in real-time

This slide represent management's opinions based on third-party researches. This do not represent guarantees of future results, levels of activity, performance, or achievements.

















The Solution

We make Transacting seamless

Online ordering using a smartphone or laptop

Pay directly online

Choose **Pick up** without waiting

Or get tracked **delivery**

Stores collect real-time **data**

The above statement represents management's opinion. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Business Model







stemless IS AVAILABLE FOR A MONTHLY SUBSCRIPTION FEE PER STORE

DIRECT SALES, CONTENT MARKETING, & SOCIAL MEDIA WILL BE UTILIZED TO AMPLIFY CONSUMER DEMAND

ADDITIONAL TIERS ARE AVAILABLE FOR DISPENSARIES INTERESTED IN WHITE-LABELED AND PREMIUM SOLUTIONS

WHAT CONSUMERS SEE



Searchable live menus

Fully Accessible on Mobile, tablet or Desktop

Products can be filtered by farm/strain/trait

Repeat customers can order in 5 clicks

Payment Data is Secure and Stored Remotely using
256-bit encryption

WHAT DISPENSARIES SEE



Manage orders from your phone

View customers' state IDs before accepting orders

Analytics track your progress

Oversee multiple stores on one dashboard

Manually input your menu or opt for automated
API pulls from your POS system











Latest Tech

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Our custom Delivery app allows stores and their couriers to **always** maintain an open line of communication with their customers

API integration pulls with all major cannabis POS systems free up our stores' time to focus on selling

In Development

Individual Loyalty Programs for each of our stores to entice their customers to increase the size and frequency of orders

Medical Patient account creation to address 10-15% of a rec state market and 26 new states

Driver's License data scanning to provide stores with an extra level of security to ensure their customers are legal adults

These statements reflect management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. These are meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

TRACTION & STATUS

BOOKED REVENUE GROWTH



CONSUMER GROWTH



STEMLESS HAS SIGNED 10 NEW DISPENSARIES YTD

5/1/2016
LAUNCHED SITE

13
DISPENSARIES SIGNED

950
CONSUMERS

DELIVERY APPS
LATEST TECH

$56,820
ARR

PROJECTIONS

SALES PROJECTIONS


$47,023
$651,109
$3,653,562
2017
2018
2019

EBITDA PROJECTIONS


$(35,683)
$217,497
$2,555,148
2017
2018
2019

STORE GROWTH PROJECTIONS


21
130
400
2017
2018
2019

Please request appendix for more detailed information

What metrics do we care the most about?

of stores on platform
Average # orders per store

Gross margin
Same-store sales growth

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Our Advantage

Stemless is one of the only online ordering platforms to offer electronic payment processing in full compliance with applicable banking regulations

We prioritize a streamlined ordering experience, as evidenced by our $67 average order size and 9.8% purchase conversion on visits to our site

Electronic Payments

Seamless User Experience

Tier 1 Client List

Differentiated Customer Service

We've strategically focused on partnering with innovative and well-known dispensaries in Oregon to establish credibility with the broader dispensary community

Stemless aims to provide an unmatched level of customer service through bi-weekly check-ins, 24 hour tech support, and collaborative feature innovation



The Goals

12 Month Runway Targets

Expand service to medical patients

Build out comprehensive analytics dashboard

Integrate further with state compliance API

ID scanning integration

Expand services into Washington

Sign 40 dispensaries from multiple states

Batch distribution technology build for deliveries

Grow user base to 5,000+

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.







The Landscape

		eaze		
CONSUMER TYPE	Recreational	Medical	Medical	Recreational
SALE TYPE	Order Ahead/ Delivery	Delivery	Delivery	Order Ahead/Drive Foot Traffic
CUSTOMER TYPE	Affluent/Busy	All smokers	Medical Patients	Dispensary Frequenters
FOCUS	Convenience	Speed	Expertise	Increasing Foot Traffic
LAUNCH DATE	2016	2013	2013	2014

This figure represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Key Team Members



Koushi Sunder
Founder

- MBA from the Tuck School of Business at Dartmouth
- Started Stemless in the Tacklebox Accelerator
- Career experience includes M&A, Sales, Business Development



Isaac Colon
Operations

- Former Goldman Sachs Vice President
- Career experience includes Trading, Private Equity, and Operations
- International banking experience (UK + US)



Sunder Nadarajah
Finance

- Former head of Tax and Treasury of Accolade Wines and United Malting Corp.
- Masters in Taxation
- Long career in vice industries



Swapnil Ghosh
Development

- Experience working with startups and large scale enterprises
- Programming languages include PHP, Javascript, JQuery, HTML/CSS, App development



Shelby Cutler
Customer Relations

- Experience in high-impact customer outreach and in-person promotions
- Knowledgeable in cannabis farming, growing and trimming processes

OUR TRUSTED PARTNERS



















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